Exhibit 99.2

206973 Cheer Proxy Card Rev1 - Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2026

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

CHEER HOLDING, INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 5, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND "FOR" PROPOSALS 2, 3 AND 4.

Please mark your votes like this **X**

1. RESOLVED, as an ordinary resolution, that Messrs. Jia Lu and Zhihong Tan each be appointed as a Class I Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2029 Annual General Meeting of the Company and until his respective successor is appointed and duly qualified, or until his earlier resignation or removal.

	FOR	AGAINST	ABSTAIN
Jia Lu	☐	☐	☐
Zhihong Tan	☐	☐	☐

2. RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified. FOR ☐ AGAINST ☐ ABSTAIN ☐

3. RESOLVED, as an ordinary resolution, that the authorised share capital of the Company be increased from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the "Share Increase Proposal"). FOR ☐ AGAINST ☐ ABSTAIN ☐

4. RESOLVED, as an ordinary resolution, that subject to the approval of the Share Increase Proposal, the Company's 2026 Equity Incentive Plan be approved and adopted. FOR ☐ AGAINST ☐ ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**2026.**

Note: When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

2026  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS CHEER HOLDING, INC. KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Cheer Holding, Inc. hereby nominates, constitutes and appoints Bing Zhang and Jia Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2026 Annual General Meeting of said Company to be held at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Tuesday, July 7, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" ALL DIRECTOR NOMINEES AND "FOR" PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 2, 3 AND 4 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU. (Continued and to be marked, dated and signed on the other side) 206973 Cheer Proxy Card Rev1 - Back